FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated second quarter earnings for fiscal year 2018.

Item 1

Buenos Aires, August 23, 2018 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated second quarter results for the

January-December 2018 fiscal year.

The consolidated financial statements as of June 30, 2018 and as of March 31, 2018 are presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (“financial statements under IFRS regulations”). For comparative purposes, the figures of the second quarter of 2017 are presented in accordance with IFRS.

Highlights of the Quarter

•

BBVA Francés reached a net income of AR$ 2,123.9 million in the second quarter of 2018, 37.4% higher than the net income registered in the previous quarter and 112.9% compared to the second quarter of 2017, restated for comparative purposes.

•	The return on average assets (ROA) reached 3.5% and the return on average equity (ROE) was 26.4% compared to 2.9% and 20.3%, respectively in the previous quarter.

•	Net operating income reached AR$ 8,111.7 million, increasing 16.1% compared to the previous quarter, and 52.6% compared to the second quarter of 2017.

•	Operating expenses reached AR$ 5,212.9 million, showing an increase of 8.7% and 31.2% compared to same periods, respectively.

•	Private sector loan portfolio grew 16.3% in the second quarter, and 82.6% in the last twelve months.

•

BBVA Francés maintains good asset quality indicators in an environment that shows certain signs of deterioration. As of June 30, 2018, the asset quality ratio (Non-Performing Loans/Total loans) stood at 0.86%, compared to 0.72% in the previous quarter, with a coverage of 223.4% (Total allowances/NPL).

•	Total deposits grew 20.6% during the quarter and 53.6% yearly.

•	As of June 30, 2018, BBVA Francés had a total capital ratio of 14.6% (Tier I 13.4%), which represents an excess of AR$ 15,003.7 million or 78.1% over the minimum required.

•	As of June 30, 2018, liquid assets accounted for 42.6% of the Bank’s total deposits.

•	The bank continued to increase its client base, reaching a total of 2.8 million clients

•	The Annual Ordinary and Extraordinary Shareholders Meeting, held on April 10, 2018 approved a cash dividend payment for a total amount of AR$ 970 million; such payment was effective on May 9, 2018.

•

As of May 17, 2018 the “Comisión Nacional de Valores” (CNV) authorized the extension for five years of the Global Program of Negotiable Bonds and the increase of the maximum amount up to USD 1,500 million or the equivalent in other currency, and the modification of the terms and conditions of the program to allow the emission of bonds in UVAs.

Other events

•

On July 5, 2018 BBVA Francés sold to REPAR S.A the properties located at Reconquista 40, Bolivar 502, Maipu 356 (unit 16), Perón 362 and México 628 (unit 10) and Reconquista 281, all of them located in the City of Buenos Aires.

Regulatory Changes

•

In May 2018, the Central Bank of Argentina (BCRA) established, through its Communication “A” 6501, that as of May 7, 2018 the Net Global FX position when converted to pesos at the applicable exchange rate on a daily basis cannot be greater than 10% of the previous month integrated capital (RPC) or the Bank’s own liquid assets, whichever is less. In addition, on June 21, 2018, the limit was decreased to 5%.

•

The BCRA also established that, for the period May-July 2018, compliance with the minimum cash requirement would be made on a quarterly basis. For the month of May, compliance with the minimum daily requirement was eliminated.

•

On June 18, 2018 the BCRA through its Communication ”A” 6526 increased the minimum cash requirement in two tranches, 3% from 21 June 2018 and 2% from 18 July 2018, such requirement could be integrated with Treasury bonds, which will mature on November 2020 at a rate of 26%. Subsequently, it increased the requirement in other two occasions, by 3% on July 23, 2018 through its Communication “A” 6533, and by another 3% on August 16, 2018, through Communication “A” 6550. In both cases, integration with Treasury bonds is not allowed to comply with the requirement.

Economic Environment

		Quarter ended
Main Macroeconomic figures		06.30.18	03-31-18	06-30-17
GDP	var % y/y	n/d	3.6%	2.9%
Inflation (1) End of period	var % y/y	29.5%	25.3%	21.8%
	var % q/q	8.8%	6.6%	5.4%
CER	Quarterly adjustment	7.4%	7.0%	7.0%
Exchange Rate	Pesos x US$	28.86	20.14	16.60
Reserves	US$	61,881	61,726	47,995
Fiscal Balance	Primary - billion of $	(74,824)	(31,001)	(102,942)
Trade Balance	US$ (billion)	(2,620)	(2,481)	(1,438)
Total Private Loans	var % q/q	15.1%	8.8%	11.7%
	var % y/y	60.9%	56.2%	40.4%
Total Private Deposits	var % q/q	18.8%	3.5%	7.1%
	var % y/y	45.6%	31.4%	38.7%
Interest rate	Monetary policy (eop)	40.0%	27.3%	26.3%
	Badlar (weighted avg. quarterly)	27.1%	22.8%	19.5%

(1)	IPC National since 1Q17

The international economy remains subject to the tensions of disparate forces, including good economic performance, as well as potentially negative factors such as protectionist measures and the impact of the increase in the price of oil over inflation. In an environment with higher risk aversion, financial tensions in emerging countries have increased generally, due to the depreciation of currencies and the widening of risk premiums, although countries with higher external financing needs, such as Argentina, have been affected negatively.

This context of closed capital markets resulted in financial tensions in the local currency market since May.

With the aim of achieving an orderly adjustment process, in June 2018, the Government signed a stand-by arrangement with the International Monetary Fund (IMF) for USD 50 billion, subject to compliance with stricter fiscal targets; increased net international reserves and the commitment to reinforce the independence of the BCRA.

Nevertheless, the volatility in the exchange market has continued, with an accumulated depreciation of the peso of 45.6% since December 2017, leading the BCRA to raise the interest rate up to 45% and to deepen monetary astringency through interventions in the secondary market of short-term securities known as Lebacs and the increase of cash reserves.

As a result of the drought during the first moths of the year and of contractionary fiscal and monetary policies, the economy suffered a contraction beginning in the second quarter of 2018.

In addition, the depreciation of the peso caused an acceleration of the inflation that averaged almost 3% monthly in the second quarter of the year.

Regarding the financial system, this new scenario resulted in an abrupt increase in interest rates in time deposits as well as in credit lines and fixed income instruments.

Such increase in rates, added to the higher financial uncertainty and the increase in the cash reserve requirements implemented by the BCRA (1,100 bp) has contributed to a slowdown in the pace of growth of the financial intermediation activity with the private sector in real terms.

It should be noted that in this environment, banking deposits maintained a good performance although slowing the pace of growth, and that the financial system continued with solid levels of liquidity and solvency.

Presentation of the Information

•

The consolidated financial statements as of June 30, 2018 are presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (financial statements under IFRS regulations). For comparative purposes, the amounts for previous quarters included in the text are presented in accordance with IFRS.

•

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Francés (Volkswagen Financial Services, Francés Valores and Francés Administradora de Inversiones). As of the first quarter of 2018, the Bank’s share interest in PSA Finance is no longer disclosed on a consolidated basis but is shown as “Investments in associates” (recorded under the equity method), and the corresponding results are included in “Income from associates”, as Rombo Compañia Financiera.

•	The balances in foreign currency as of June 30, 2018 were converted into pesos at the reference exchange rate published by the BCRA for that date (AR$ 28.8617/USD).

•	The information in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to IFRS for all BBVA Group affiliates.

Quarterly Results

				Δ% Quarter ended 06-30-18
Condensed Income Statement (1)		Quarter ended		vs Quarter ended
In thousands of pesos except EPS. ADS	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Net interest income	6,018,130	5,084,027	3,312,411	18.4%	81.7%
Net fee income	756,103	679,719	618,335	11.2%	22.3%
Net income of financial instruments	(559,281)	330,347	716,167	-269.3%	-178.1%
Result from assets at amortised cost	(68,298)	1,367	(496)	n/a	n/a
Foreign exchange difference	2,009,608	695,250	432,105	189.0%	365.1%
Other operating income	759,728	1,742,608	662,035	-56.4%	14.8%
Provision for loan losses	(804,248)	(526,194)	(418,545)	52.8%	92.2%
Net operating income	8,111,742	8,007,124	5,322,012	1.3%	52.4%
Personnel expenses	(1,929,968)	(1,957,189)	(1,634,027)	-1.4%	18.1%
Administrative expenses	(1,646,632)	(1,508,192)	(1,275,036)	9.2%	29.1%
Depreciation and amortization of assets	(207,860)	(199,042)	(180,054)	4.4%	15.4%
Other operating expenses	(1,428,480)	(2,153,710)	(885,543)	-33.7%	61.3%
Operating Expenses	(5,212,940)	(5,818,133)	(3,974,660)	-10.4%	31.2%
Operating income	2,898,802	2,188,991	1,347,352	32.4%	115.1%
Income from associates and joint ventures	121,443	39,877	174,566	204.5%	-30.4%
Net income before income tax	3,020,245	2,228,868	1,521,918	35.5%	98.4%
Income tax from continuing operations	(866,387)	(662,724)	(516,842)	30.7%	67.6%
Net income including non-controlling shareholders	2,153,858	1,566,144	1,005,076	37.5%	114.3%
Net income attributable to non-controlling shareholders	29,938	20,846	7,658	43.6%	290.9%
Net Income	2,123,920	1,545,298	997,418	37.4%	112.9%
Other comprehensive income	64,125	(19,189)	(78,302)	-434.2%	-181.9%
Total net income	2,188,045	1526,109	919,116	43.4%	138.1%
Earnings per share (2)	3.47	2.52	1.63	37.4%	112.9%
Earnings per ADS (3)	10.40	7.57	4.88	37.4%	112.9%

(1)	Exchange Rate: $ 28,8617 = u$s 1
(2)	Assumes 612,659,638 ordinary shares for the third
(3)	Each ADS represents three ordinary shares

In the second quarter of 2018, BBVA Francés reached a net income of AR$ 2,123.9 million, registering an increase of 37.4% compared to the previous quarter and of 112.9% compared to the second quarter of 2017. The accumulated net income for the first six months of the year reached AR$ 3,669.2 million, 138.4% over the accumulated result of the first half of 2017.

Restated net income for the second quarter of 2017 reached AR$ 997.4 million compared to the loss of AR$ 283 million recorded twelve months before, the difference is mainly due to the transfer, from the second quarter to the first quarter of 2017, of the provision of AR$ 1,186 million related to the result originated by the application of the inflation adjustment on the 2016 income tax calculation, as was reported in the previous earnings release.

				Δbp Quarter ended 06/30/18
Main figures	Quarter ended			vs quarter ended
	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
ROA (Average Assets) (1)	3.5%	2.9%	2.4%	62	117
Accumulated ROA	3.0%		1.8%		125
ROE (Average Shareholders’ Equity) (1)	26.4%	20.3%	20.0%	611	644
Accumulated ROE	22.9%		12.7%		1,020
NIM (1)(2)	11.6%	12.2%	13.7%	(66)	(213)
NIM with foreign exchange difference (1)(2)	15.0%	14.1%	15.3%	90	(33)
Efficiency ratio (3)	49.4%	56.7%	62.7%	(729)	(1,323)
Accumulated Efficiency ratio	52.8%		64.5%		(1,173)

(1)	Annualized.
(2)

NIM: ((Net interest income + Gross income tax NII+ Cost of deposits insurance) + (Net income of financial instruments + Results from assets at amortised cost - Non deliverable forward )) / Interest Earning Assets

(3)

(Personnel and administrative expenses + Depreciations and amortizations) / ((Net interest income + Gross Income Tax + Cost of the deposits insurance) + (Fee income + Net income of financial instruments + Results from assets at amortised cost + FX Difference + Fees included in other operating income))

The annualized return on assets (ROA) of the second quarter of 2018 reached 3.5% compared to 2.9% published in the previous quarter, while return on equity (ROE) was 26.4% compared to 20.3% published in the previous quarter.

Net Operating Income

				Δ% Quarter ended 06/30/18 vs
Net operating Income	Quarter ended			Quarter ended
in thousands of pesos	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Net interest Income	6,018,130	5,084,027	3,312,411	18.4%	81.7%
Net fee income	756,103	679,719	618,335	11.2%	22.3%
Net income of financial instruments	(559,281)	330,347	716,167	-269.3%	-178.1%
Result from assets at amortised cost	(68,298)	1,367	(496)	n/a	n/a
Foreign exchange difference	2,009,608	695,250	432,105	189.0%	365.1%
Other operating income	759,728	1,742,608	662,035	-56.4%	14.8%
Provision for loan losses	(804,248)	(526,194)	(418,545)	52.8%	92.2%
Net operating income	8,111,742	8,007,124	5,322,012	1.3%	52.4%

Net operating income reached AR$ 8,111.7 million, increasing 16.1% compared to the previous quarter and 52.6% compared to the second quarter of 2017.

For the purpose of the calculation of the quarterly variation AR$ 1,021.5 million registered in the previous quarter in the line “Other operating income” were deducted, as a consequence of calculating the income tax for the 2017 fiscal year considering the effects of inflation, which are provisioned by the same amount in “Other operating expenses”.

The items that make up net operating income are disclosed in more detail below.

•	Net interest Income

				Δ% Quarter ended
Net Interest Income	Quarter Ended			06/30/18 vs Quarter ended
(in thousands of pesos)	06-30-18	03-31-18	06-30-18	03-31-18	06-30-18
Interest Income	9,525,300	7,892,864	5,000,705	20.7%	90.5%
Loan interest income	7,402,591	6,294,049	4,541,473	17.6%	63.0%
Income from adjustments (CER/UVA)	513,337	332,413	155,399	54.4%	230.3%
Income from Public Securities	1,187,403	952,624	118,405	24.6%	n/a
Others	421,969	313,778	185,428	34.5%	127.6%
Interest Expenses	-3,507,170	-2,808,837	-1,688,294	24.9%	107.7%
Interest Expenses	-3,250,544	-2,650,433	-1,672,884	22.6%	94.3%
Expenses from adjustments (CER/UVA)	-256,626	-158,404	-15,410	62.0%	n/a
Net Income Interest	6,018,130	5,084,027	3,312,411	18.4%	81.7%

Net interest income grew by 18.4% compared to the previous quarter and 81.7% compared to the second quarter of 2017.

Compared to the previous quarter, interest income increased 20.7% whereas interest expenses grew 24.9% mainly due to an abrupt rise in the interest rate that occurred starting in May.

Net interest income recorded a positive performance despite the shorter average term of time deposits, mainly due to the short duration of the fix income portfolio and a large part of the commercial loan portfolio.

NIM

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $ + USD	06-30-18		03-31-18		06-30-17
(Averege in thouhand of AR$)	Capital	Rate	Capital	Rate
Interest-Earning Assets	175,925,115	20.9%	158,676,684	19.2%	106,177,951	19.6%
Interest-Bearing Liabilities	138,721,270	10.0%	124,753,037	8.9%	85,211,913	8.0%
NIM without foreign exchange differences	11.56%		12.22%		13.69%
NIM including foreign exchange differences	14.99%		14.09%		15.32%
NIM $ without foreign exchange differences	14.64%		15.65%		16.46%
NIM USD without foreign exchange differences	3.85%		2.83%		1.87%

The net interest margin (NIM) including the results for foreign exchange differences increased 90 bp in the quarter, up to 14.99%, while net of this effect, it registered a decrease of 66 bp to 11.56%, of which 20 bp corresponds to the change of currency mix, consequence of the greater weight of assets in dollars as a result of the devaluation of the peso.

The NIM in local currency (without FX differences) was 14.7%, decreasing by 101 bp, mainly due to the higher pace of increase in the rate for liabilities and the negative result of the interest rate swaps.

The NIM in foreign currency increased 102 bp, up to 3.85% mainly on higher loans rates.

The following table shows return on assets and cost of liabilities by currency: in pesos and dollars.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $	06-30-18		03-31-18		06-30-17
(Averege in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	125,671,511	28.1%	116,214,892	25.3%	85,899,552	23.6%
Public sector instruments	16,097,421	31.6%	17,074,738	27.1%	15,203,478	22.4%
Loans	108,949,580	27.6%	98,088,733	25.1%	64,125,816	23.9%
Other interest-earning assets	624,511	29.3%	1,051,420	21.5%	6,570,258	23.6%
Interest-Bearing Liabilities	80,458593	17.2%	76,900,411	0.0%	56,758,527	10.8%
Saving Accounts	2 5,537,725	0.2%	26,907,592	0.2%	20,146,700	0.1%
Time Deposits	44,114,S43	24.4%	40,548,320	21.5%	32,333,089	16.3%
Current accounts with interest	5,670,911	28.2%	5,420,745	21.7%	2,226,348	18.4%
Debt Securities	1,772,129	30.2%	1,902,136	26.2%	1,594,000	22.9%
Other interest-bearing liabilities	3,062,885	29.2%	2,121,619	25.5%	458,390	19.5%

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities USD	06-30-18		03-31-18		06-30-17
(Averege in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	50,253,604	4.4%	42,461,611	3.3%	20,278,398	2.6%
Public sector instruments	10,489,064	5.3%	10,059,974	3.5%	4,334,166	3.2%
Loans	38,466,819	4.3%	31,427,615	3.2%	14,564,480	2.5%
Other interest-earning assets	1,257,721	1.1%	974,023	1.2%	1,379,752	0.8%
Interest-Bearing Liabilities	58,262,678	0.2%	47,852,625	0.2%	28,452,920	0.1%
Saving Accounts	46,406,985	0.0%	38,552,881	0.0%	22,221,119	0.0%
Time Deposits	9,831,850	0.5%	8,279,777	0.8%	5,939,973	0.3%
Current accounts with interest	132,734	0.0%	642,250	0.0%	0	n/a
Other interest-bearing liabilities	1,891,108	3.7%	377,717	2.8%	291,828	4.4%

•	Net fee Income

Net fee Income	Quarter ended			Δ% Quarter ended 06-30-18 vs quarter ended
(In thousands of pesos)	06-30-18	03-31-18	06-30-17	12-31-17	03-31-17
Net fee income	756,103	679,719	618,335	11.2%	22.3%
Fee income	2,278,267	2,034,541	1,576,453	12.0%	44.5%
Fee charges on deposits accounts	886,958	313,236	582,860	9.1%	52.2%
Credit cards and operations	563,183	477,967	427,5 64	17.3%	31.7%
Checks	221,466	204,363	162,799	8.1%	36.0%
Capital markets and securities activities	27,307	52,756	61,735	-48.2%	-55.8%
Fees related to foreign trade	108,711	77,623	64,470	40.0%	68.6%
Services of collection	317,097	256,335	166,992	23.5%	39.9%
Generated by subsidiaries	111,828	113,351	82,352	-1.3%	35.8%
Other fees	41,717	37,902	27,631	10.1%	51.0%
Fee Expenses	(1,522,164)	(1,354,322)	(958,118)	12.4%	58.9%

Net fee income grew 11.2% compared to the previous quarter and 22.3% compared to the second quarter of 2017.

Fee Income increased 12% in the second quarter and 44.5% compared to the same quarter of 2017, driven by the higher consumption with credit cards, fees generated by collection services and fees on deposits accounts, which reflects the higher volume of activity and the rise in prices.

BBVA Frances continues to gain market share in credit card consumption, during the quarter it grew 10 bp, reaching 13.2% of the market.

Fee expenses grew 12.4% over the quarter and 58.9% compared to the second quarter of 2017, mainly due to fees related to the loyalty program and higher credit card processing charges.

In the new disclosure format applied beginning with this quarter, certain fee items are accounted for in “Other operating income”.

•	Net income from measurement of financial instruments at fair value through profit or loss

Net income from measurement of financial instruments	Quarter ended			Δ% Quarter ended 06-30-18 vs quarter ended
at fail value through profit or loss (In thousands of pesos)	06-30-18	03-31-18	06-30-17	12-31-17	06-30-17
Net income of financial instruments at fail value	-559,281	330,347	716,167	-269.3%	-178.1%
Income from public securities	248,089	187,893	646,760	32.0%	-61.6%
Income from private securities	118,936	93,362	43,929	27.4%	170.7%
Income from interest rate swaps	(433,324)	1,649	11,002	n/a	n/a
Non deliverable forward	(502,779)	39,614	(1,645)	n/a	n/a
Income from corporate bonds	9,797	7,829	16,122	25.1%	-39.2%

Net income from measurement of financial instruments at fair value recorded a loss in the second quarter of 2018 due to interest rate swap transactions and foreign currency forward transactions (NDFs), which was partially offset by the positive result generated by the USD/AR$ spot position of AR$ 1,045.5 million illustrated in the following table.

•	Foreign Exchange Difference

Foreign Exchange Diffrerence	Quarter ended			Δ% Quarter ended
(In thousands of pesos)	06-30-18	03-31-18	06-30-18	03-31-18	06-30-18
Foreign Exchange Difference	2,009,608	695,250	432,105	189.0%	365.1%
Buy/Sell	964,124	532,290	397,214	81.1%	142.7%
Spot	1,045,484	162,960	34,891	n/a	n/a

Foreign Exchange difference shows a higher result due to both the devaluation of the peso during the quarter as well as greater buying and selling activity.

•	Other Operating Income

Other Operating Income	Quarter ended			Δ% Quarter ended
(In thousands of $)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Operating Income	759,728	1,742,608	662,035	-56.4%	14.8%
Safe deposits	111,121	100,082	82,432	11.0%	34.7%
Insurance	170,286	167,575	151,393	1.6%	12.5%
Fees on USD credit cards consumption	52,388	56,526	72,336	-7.3%	-27.5%
Interest on loans and fees related	128,314	81,319	70,821	57.8%	81.2%
Other fees	57,670	55,900	47,223	21.1%	43.3%
Total other fees	529,779	461,402	424,255	14.8%	24.9%
Reverse income tax provision	—	1,021,500	—	n/a
Other operating income	229,949	259,706	237,780	-11.5%	-3.3%

Deducting the provision of the result for fiscal tax adjustment of AR$ 1.021,5 million as previously mentioned, other operating income reflects an increase of 5.4% due to higher fees, which grew 14.8% during the period.

Operating Expenses

Operating Expenses	Quarter ended			Δ% Quarter ended 06/30/18 vs
In thousands of pesos	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Personnel expenses	(1,929,968)	(1,957,189)	(1,634,027)	-1.4%	18.1%
Administrative expenses	(1,646,632)	(1,508,192)	(1,634,027)	9.2%	29.1%
Depreciation and amortization of assets	(207,860)	(199,042)	(1,275,036)	4.4%	15.4%
Other operating expenses	(1,428,480)	(2,153,710)	(180,054)	-33.7%	61.3%
Operating Expenses	(5,212,940)	(5,818,133)	(3,974,660)	-10.4%	31.2%

Operating expenses reached AR$ 5,212.9 million, an increase of 8.7% and 31.2% compared to the previous quarter and to the second quarter of 2017, respectively.

As mentioned, the quarterly variation was calculated without considering AR$ 1,021.5 million recorded in the first quarter of 2018 in other operating expenses, corresponding to the provision generated by calculating the income tax for the 2017 fiscal year considering the effects of inflation.

The items that make up net operating expenses are analyzed in more detail below.

•	Personnel expenses and Administrative expenses

Administrative and personnel expenses	Quarter ended			Δ% Quarter ended 30/06/18 vs quarter ended
(In thousands of pesos)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Personnel expenses	(1,929,968)	(1,957,189)	(1,634,027)	-1.4%	18.1%
Administrative expenses	(1,646,632)	(1,508,192)	(1,275,036)	9.2%	29.1%
Electricity and Communications	(68,331)	(64,192)	(56,143)	6.4%	21.7%
Advertising and Promotion	(124,392)	(112,503)	(102,945)	10.6%	20.8%
Fees and external administrative services	(76,380)	(60,036)	(52,689)	27.2%	45.0%
Taxes	(349,683)	(380,433)	(280,111)	-8.1%	24.8%
Rente	(165,446)	(151,107)	(105,525)	9.5%	56.8%
Maintainance, conservation and repairs	(175,265)	(159,145)	(130,407)	10.1%	34.4%
Security Service	(66,631)	(77,006)	(71,328)	-13.5%	-6.6%
Carriage of valuables	(237,258)	(163,315)	(179,109)	45.3%	32.5%
Other	(383,246)	(340,455)	(296,779)	12.6%	29.1%

Total Employees	6,084	6,075	6,190	0.1%	-1.7%

Total Branches	251	251	252	0.0%	-0.4%

Personnel expenses decreased by 1.4% compared to the first quarter and increased 18.1% compared to the second quarter of 2017, whereas administrative expenses increased 9.2% and 29.1% in the same periods, respectively.

Administrative expenses grew during the quarter as a result of the rise of transportation of cash (45.3%), consequence of the higher exchange rate volatility in May and June and the need to provide banknotes in foreign currency to the branches due to the increase in the demand.

In addition, maintenance, conservation and repairs line item includes a small impact in technology expenses due to the increase in the foreign exchange rate.

The efficiency ratio in the quarter reached 49.4%, showing an improvement of 729 bp compared to the previous quarter.

•	Other operating expenses

				Δ% Quarter ended 06/30/18 vs
Other Operating expenses	Quarter ended			Quarter ended
(In thousands of $)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Operating expenses	(1,428,480)	(2,153,710)	(885,543)	-33.7%	61.3%
Gross income tax	(957,432)	(725,069)	(520,006)	32.0%	84.1%
Gross income tax NIl	(827,697)	(601,957)	(353,213)	37.5%	134.3%
Gross income tax fees	(204,072)	(194,440)	(166,793)	5.0%	22.4%
Cost of deposits insurence	(71,851)	(65,805)	(52,577)	9.2%	36.7%
Income tax provision	—	1,021,500	—	n/a
Other operating expenses	(399,197)	(341,336)	(312,960)	17.0%	27.6%

Other operating expenses reflects mainly a higher charge by gross income tax, due to the rise in interest rates, fees and the income by foreign exchange difference, during the period.

Income from associates

Income from associates and joint ventures shows the result of non-consolidated companies. Over the second quarter it showed an income of AR$ 121.4 million, mainly due to the equity investment in Interbanking, PSA Finance, Rombo Compañia Financiera and Consolidar Seguros.

Balance and activity

Loan portfolio

				Δ% Quarter ended 06/30/18 vs
Net loans	Quarter ended			quarter ended
(In thousands of pesos)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Private & Financial sector loans in $	114,137,426	105,205,377	71,027,151	8.5%	60.7%
Advances	14,190,618	13,597,142	9,698,771	4.4%	46.3%
Discounted and purchased notes	17,676,837	16,630,962	9,367,944	6.3%	88.7%
Consumer Mortgages	7,357,341	5,881,749	2,117,319	25.1%	247.5%
Car secured loans	5,348,745	4,844,257	3,591,838	10.4%	48.9%
Personal loans	20,666,082	19,376,800	11,869,020	6.7%	74.1%
Credit cards	33,282,575	30,062,625	22,587,011	10.7%	47.4%
Loans to financial sector	6,094,169	4,846,056	3,142,645	25.8%	93.9%
Other loans	9,688,354	9,191,722	8,265,451	5.4%	17.2%
Other receivables	3,423,950	3,627,055	2,409,235	-5.6%	42.1%
Unaccrued interest	(919,522)	(658,285)	(312,421)	39.7%	194.3%
Less: Allowance for loan losses	(2,671,723)	(2,194,706)	(1,709,662)	21.7%	56.3%
Private & Financial sector loans in FX	47,985,806	34,231,309	17,778,669	40.2%	169.9%
Commercial Loans	46,390,897	32,669,243	16,323,731	42.0%	184.2%
Credit cards	2,007,866	1,812,303	1,526,035	10.8%	31.6%
Loans to financial sector	96,539	103,379	110,994	-6.6%	-13.0%
Less: Allowance for loan losses	(509,496)	(353,616)	(182,091)	44.1%	179.8%

Total Private Loans	162,123,232	139,436,686	88,805,820	16.3%	82.6%

Total loans to public sector	142	142	239	0.0%	-40.6%

Net Total Loans net of other non resident loans	162,123,374	139,436,828	88,806,059	16.3%	82.6%

As of June 30, 2018, the private sector loan portfolio totaled AR$ 162.1 billion, increasing 16.3% during the quarter and 82.6% in the last twelve months.

Loans market share reached 8.24%, including loans from associated companies (VW Financial Services, PSA Finance and Rombo Compañia Financiera), showing an increase of 68 bp in the last 12 months.

Credit growth was affected during the second quarter by the devaluation of the peso and higher interest rates, resulting in a strong increase of loans in dollars (40.2%) mainly due to the re-expression of the new value of the currency and a mild growth in pesos of 8.5%.

With regard to loans to individuals, credit card loans recorded a positive performance, offsetting the slowdown in the demand for mortgages and personal loans.

Commercial loans tended to moderate growth and were focused on shorter terms, although, as a result of the temporary closure of capital markets, it was possible to see more interest from certain companies, especially larger financial companies, over longer terms.

% Loans distribution by Industry	% Commercial	% Total loans
Consumer	36.9%	19.0%
Basic Materials	13.2%	6.8%
Energy	15.7%	8.1%
Retailers	12.6%	6.5%
Durable Goods	9.3%	4.8%
Capital Goods	4.4%	2.3%
Construction and infraestructure	3.1%	1.6%
Others	4.8%	2.5%

Asset quality ratios

Asset quality ratios	Quarter ended			Δ% Quarter ended 06/30/18 vs quarter ended
(In thousands of pesos)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Non-performing loans (1)	1,423,719	1,017,379	753,731	39.9%	88.9%
Allowance for loan losses	(3,181,219)	(2,548,322)	(1,891,753)	24.8%	68.2%
Non-performing loans/net total loans	0.86%	0.72%	0.83%	20.2%	3.6%
Non-performing priv. loans/net priv. loans	0.86%	0.72%	0.83%	20.2%	3.6%
Allowance for loan losses/non-performing loans	223.44%	250.48%	250.99%	-10.8%	-11.0%
Allowance for loan losses/net total loans	1.92%	1.79%	2.09%	7.2%	-7.7%

(i)

Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decsion” according to the new Center Bank debtor classification system.

As of June 30, 2018, the asset quality ratio (non-performing loans/total loans) was 0.86% with a coverage ratio (allowances non-performing loans) of 223.44%.

This ratio increased 15 bp compared to the previous quarter due to some deterioration of the portfolio, while compared to the second quarter of 2017 it showed an increase of only 3 bp.

The drought that affected the country during the first months of the year did not have a significant impact on the affected portfolio.

The cost of risk reached 1.49% registering a 17 bp increase in the quarter.

The following table shows the evolution of provisions:

Evolution of provisions	Quarter ended			Δ% Quarter ended 06/30/18 vs quarter ended
(In thousands of pesos)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Balance at the beginning of the quarter	2,548,322	2,292,035	1,751,093	11.2%	45.5%
Increase/decrease	801,330	526,034	354,006	52.3%	126.4%
Increase/decrease-Foreign exchange diff.	154,646	22,159	13,410	n/a	n/a
Aplications / Reversals	(323,079)	(291,906)	(226,756)	10.7%	42.5%
Balance at the end of the quarter	3,181,219	2,548,322	1,891,753	24.8%	68.2%

Public sector exposure

Public Sector Exposure	Quarter Ended			Δ% Quarter ended 03-31-18 vs quarter ended
(In thousands of pesos)		31-03-18	30-06-17	31-12-17	31-03-17
Bills and Notes from Central Bank	14,291,916	12,316,169	14,502,391	16.0%	-1.5%
National Government and provinces debt	14,776,891	9,929,971	7,270,094	48.8%	103.3%
Treasury and national government	14,776,891	9,929,971	7,270,094	48.8%	103.3%
National Treasury Public Debt $	2,995,774	221,490	2,339,622	1252.6%	28.0%
National Treasury Public Debt USD	5,651,068	5,051,412	4,930,472	11.9%	14.6%
Treasury Repos USD	6,130,049	4,657,069	—	31.6%
Provinces	—	—	—	0.0%	0.0%
Pesos subtotal	17,287,691	12,537,659	16,842,013	37.9%	2.6%
Dollars subtotal	11,781,117	9,708,481	4,930,472	21.3%	138.9%

Total Public Sector exposure	29,068,808	22,246,140	21,772,485	30.7%	33.5%

% National Government debt /Assets	5.5%	4.4%	4.3%

Total exposure to the public sector totaled AR$ 29.1 billion, increasing 30.7% in the quarter.

Short-term liquidity was allocated in BCRA bills, which increased AR$ 1.9 billion during the quarter. The national government debt represents 5.5% of total assets, and increased AR$ 4.8 billion in the quarter.

The increase in local currency debt comes from the acquisition of a 2-year bond that will be used to comply with the increase of 500 basis points in the minimum cash requirement, disposed by the BCRA in two stages, June and July.

Foreign currency debt has an average term of 6 months and is composed of a Repo with the National Treasury for USD 212 million and short term Letes for USD 195 million. During the quarter these positions decreased by USD 70 million, however, due to the depreciation of the peso, their peso value increased approximately AR$ 2 billion during the period under analysis.

Deposits

Total deposits	Quarter ended			Δ% Quarter ended 06/30/18 vs quarter ended
(In thousands of pesos)	06-30-18	03-31-18	03-30-17	03-31-18	06-30-17
Deposits $ denominated	110,782,951	102,338,422	83,930,617	8.3%	32.0%
Current accounts	24,855,245	24,518,461	22,684,250	1.4%	9.6%
Saving accounts	36,962,990	31,971,917	27,232,686	15.6%	35.7%
Time deposits	46,739,438	43,659,792	32,102,594	7.1%	45.6%
Peso denominated	42,908,415	40,646,698	31,856,573	5.6%	34.7%
CER adjusted time deposits	3,831,023	3,013,094	246,021	27.1%	n/a
Other	2,225,278	2,188,252	1,911,087	1.7%	16.4%
Deposits FX denominated	82,074,322	57,614,261	41,638,489	42.5%	97.1%
Current accounts	189,557	145,994	126,632	29.8%	49.7%
Saving accounts	67,209,837	46,680,073	30,552,506	44.0%	120.0%
Time deposits	12,315,734	8,658,520	6,270,117	42.2%	96.4%
Other	2,359,194	2,129,674	4,689,234	10.8%	-49.7%

Total deposits	192,857,273	159,952,683	125,569,106	20.6%	53.6%

Total deposits reached AR$ 192.9 billion as of June 30, 2018, increasing 20.6% compared to the previous quarter and 53.6% compared with the second quarter of 2017.

Foreign currency deposits remained stable during the quarter, but their balance reflects the depreciation of the peso.

Local currency deposits increased 8.3% mainly due to increases in savings accounts and current accounts with interest.

Other funding sources

Other funding sources	Quarter ended			Δ% Quarter ended 06/30/18 vs quarter ended
(In thousands of pesos)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Lines from other banks	5,732,921	829,574	341,534	n/a	n/a
Senior Bonds	1,751,596	1,839,184	1,419,905	-4.8%	23.4%
Total other funding sources	7,484,517	2,668,758	1,761,439	180.4%	324.9%

The increase in the lines from other banks corresponds mainly to funds to finance foreign trade operations.

CER/UVA Mismatch

	Quarter ended			Δ% Trim. finalizado 30/06/18 vs Trim. finalizados
(In thousands of pesos except percentages)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
CER adjusted assets	8,636,945	6,034,055	2,218,667	43.1%	289.3%
- Public bond portfolio	404,976	446,478	1,656,898	-9.3%	-75.6%
- Private sector loans	7,445,968	4,957,098	448,609	50.2%	1559.8%
- Other credits	786,001	630,479	113,160	24.7%	594.6%
CER adjusted deposits	3,831,023	3,013,094	246,021	27.1%	1457.2%
CER mismatch	4,805,922	3,020,961	1,972,646	59.1%	143.6%

The mismatch between assets and liabilities adjustable by inflation increased AR$ 1.8 billion or 59.1% in the quarter, as a result of higher adjustable loans, offset by the increase in UVA deposits.

This mismatch is relatively lower than that of the financial system as a whole.

The bank will continue to promote and develop the instruments it deems necessary to limit this mismatch.

Solvency

Central Bank Requirements	Quarter ended			Δ% Quarter ended 06/30/18 vs quarter ended
(In thousands of pesos)	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
CB Minimum Capital Requirements	19,213,740	17,026,890	11,608,879	12.8%	65.5%
Allocated to Asset at Risk	16,092,833	14,042,621	9,046,865	14.6%	77.9%
Market Risk	154,790	241,847	287,776	-36.0%	-46.2%
Operational Risk	2,966,117	2,742,422	2,274,238	8.2%	30.4%
Bank Capital	34,217,408	32,595,907	18,632,561	5.0%	83.6%
Ordinary Capital Level 1 (*)	33,516,442	32,323,764	17,451,690	3.7%	92.1%
Dedusctions Ordinary Capital Level 1	(2,165,117)	(2,203,850)	(525,144)	-1.8%	312.3%
Capital Level 2	1,959,093	1,700,390	1,260,472	15.2%	55.4%
Aditional Capital Level 1	906,990	775,603	445,543	16.9%	103.6%
Excess over Required Capital	15,003,668	15,569,017	7,023,682	-3.6%	113.6%
Excess as % of the capital required	78.1%	91.4%	60.5%	-14.6%	29.1%
Risk weighted assets	234,312,709	207,723,520	141,817,226	12.8%	65.2%
Capital Ratio (Central Bank rules) (*) (**)	14.6%	15.7%	13.1%	-6.9%	11.1%
TIER I (***)	13.4%	14.5%	11.9%	-7.7%	12.1%

(*)	Bank capital / Risk weighted assets
(**)	Includes the 100% of the quarterly result
(***)	Ordinary capital level 1 / Risk weighted assets

The figures expressed in the previous quarters were not adjusted by IFRS

BBVA Frances continues to show adequate solvency ratios. As of June 30, 2018 the capital ratio reached 14.6%, 110 basis points lower than the ratio of March 31, 2018, mainly due to higher risk weighted assets, mainly those denominated in foreign currency as a consequence of the devaluation of the peso.

The Tier 1 ratio was 13.4% and the excess over required capital was AR$ 15,003.7 million.

Additional information

	Quarter ended			Δ% Quarter ended 06/30/18 vs Quarter ended
	06-30-18	03-31-18	06-30-17	03-31-18	06-30-17
Exchange rate $/USD	28.86	20.14	16.60	43.3%	73.9%
Quarterly CER adjustment	7.4%	7.0%	7.0%	5.0%	5.3%

Disclaimer

This press release contains or may contain forward-looking statements, including but not limited to estimates of the prospects for the Argentine economy, BBVA Francés’ earnings, business plans, expense and operational structure adjustments, capitalization plan, and trends affecting BBVA Francés’ financial condition and results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) macroeconomic, regulatory or political changes; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) changes in the markets for BBVA Francés’ products and services; (4) increasing competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of BBVA Francés. These forward-looking statements on future events referring only to the date of the document should be taken cautiously. It is advisable to consult the Bank’s Financial Statements and all the documents filed from time to time with the Argentine Securities and Exchange Commission (“CNV”) and the Buenos Aires Stock Exchange

Conference Call

On Friday August 24, 2018 at 12:30 p.m. (Argentine time) a conference call will be held to comment on the quarter’s results.

Those who wish to participate should contact the following numbers:

0800-444-2930 (from Argentina)

+ 1-844-413-3973 (from United States)

+ 1412-902-6509 (from other countries)

Conference ID: BBVA.

To access the webcast:

http://webcastlite.mziq.com/cover.html?webcastId=cfea5ee6-13f9-4230-8513-eaba5c3b7228

To request the Replay, please call

+1-877-344-7529 (from United States)

+1-412-317-0088 (from other countries)

The replay will be available until August 31, 2018.

Replay Access code: 10123256

Internet

This Press Release is available on the web page of BBVA Francés.

www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Diego Cesarini

Financial Management and Investor Relations

dcesarini@bbva.com

BBVA Banco Francés S,A, and subsidiaries (Grupo Consolidar by the equity method)

BALANCE SHEET (in thousands of pesos)

Communication “A” 6114

	06-30-18	03-31-18	06-30-17
Cash and due from banks	54,530,632	36,917,931	37,196,151
Debt securities at fair value through other comprehensive income	2,735,529	1,162,994	4,345,912
Derivatives	104,250	168,314	68,045
Repurchase agreements	6,367,328	7,144,101	3,035,678
Other financial assets	5,897,674	7,142,873	2,996,512
Loans and other financial intermediation	162,123,310	139,436,828	88,806,059
Loans to the private & financial sector	162,123,232	139,436,686	88,805,820
Public Sector loans	78	142	239
Other debt securities	18,544,550	15,578,336	17,595,929
Financial assets pledged as collateral	5,155,840	3,925,255	2,267,527
Current income tax assets	1,056	1,375	278,744
Investments in equity instruments	120,978	145,256	63,696
Investments in associates and joint ventures	1,087,893	921,199	971,108
Property, plant and equipment	9,136,878	9,024,411	8,888,324
Intangible assets	542,054	448,944	354,578
Deferred income tax asset	22,311	57,407	10,091
Other non financial assets	1,350,209	1,457,379	992,093
Non-current assets held for sale	507,630	741,840	—
Total Assets	268,228,122	224,274,443	167,870,447
Deposits	192,857,273	159,952,683	125,569,106
Current accounts	25,044,802	24,664,455	22,810,882
Saving accounts	104,172,827	78,651,990	57,785,192
Time deposits	59,055,172	52,318,312	38,372,711
Rescheduled deposits CEDROS	1,951	1,951	1,951
Other deposits	4,582,521	4,315,975	6,598,370
Liabilities at fair value trhough other comprehensive income	143,495	—	—
Derivatives	2,277,241	245,444	72,425
Repurchase agreements	936,751	579,184	26,514
Other financial liabilities	17,727,818	16,497,979	9,224,236
Financing received the BCRA and other financial insitutions	5,732,921	829,574	341534
Corporate bonds issued	1,751,596	1,839,184	1,419,905
Current income tax liabilities	1,409,535	884,250	502,365
Provisions	3,374,177	3,268,894	2,043,341
Other provisions	3,372,628	3,267,758	2,042,741
For eventual compromises	1,549	1,136	600
Deferred income tax liabilites	343,100	514,787	944,155
Other non-financial liabilities	8,258,653	7,492,249	6,911,172
Total Liabilities	234,812,560	192,104,228	147,054,953
Total Stockholders’ equity	32,861,689	31,645,338	20,528,602
Equity investments	553,873	524,877	286,892
Total liabilities + stockholders’ equity	268,228,122	224,274,443	167,870,447

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

Communication “A” 6114

	06-30-18	03-31-18	06-30-17
Interest Income	9,525,300	7,892,864	5,000,705
Interest on loans to the financial sector	351,772	246,176	149,444
Interest on overdraft	1,177,920	917,500	679,137
Interest on documents	1,090,927	865,226	453,878
Interest on mortgages loans	169,956	142,561	85,660
Interest on car secured loans	337,965	316,562	211,286
Interest on credit card loans	1,885,704	1,671,465	1,508,214
Interest on financial leases	129,239	124,947	99,501
Interest on personal loans	1,532,737	1,355,898	919,366
Interest on other loans	724,107	651,892	434,135
From other banking receivables from financial intermediation	2,264	1,822	852
Income from Public Securities	1,187,403	952,624	118,405
CER adjustment	6,705	44,416	138,281
UVA adjustment	506,632	287,997	17,118
Other	421,969	313,778	185,428
Interest Expenses	(3,507,170)	(2,808,837)	(1,688,294)
Interest on Current Account Deposits	(417,615)	(288,583)	(95,547)
Interest on Saving Account Deposits	(26,894)	(10,820)	(7,962)
Interest on Time Deposits	(2,438,015)	(2,074,916)	(1,452,261)
Interest on interfinancing received loans	(18,567)	(6,892)	(1,971)
Interest on other financing from the financial institutions	(49,652)	(10,001)	(100)
Interest on other liabilites from financial intermediation	(256,177)	(233,765)	(113,024)
Other interest	(50)	(40)	(290)
UVA adjustment	(256,626)	(158,404)	(15,410)
Other	(43,574)	(25,416)	(1,729)
Net interest income	6,018,130	5,084,027	3,312,411
Net fee income	756,103	679,719	618,335
Net income of financial instruments	(559,281)	330,347	716,167
Result from assets at amortised cost	(68,298)	1,367	(496)
Foreign exchange difference	2,009,608	695,250	432,105
Other operating income	759,728	1,742,608	662,035
Provision for loan losses	(804,248)	(526,194)	(418,545)
Net operating income	8,111,742	8,007,124	5,322,012
Personnel expenses	(1,929,968)	(1,957,189)	(1,634,027)
Administrative expenses	(1,646,632)	(1,508,192)	(1,275,036)
Depreciations and amortizations	(176,747)	(168,821)	(151,534)
Depreciation on Intangible assets	(31,113)	(30,221)	(28,520)
Other operating expenses	(1,428,480)	(2,153,710)	(885,543)
Operating income	2,898,802	2,188,991	1,347,352
Income from associates and joint ventures	121,443	39,877	174,566
Net income before income tax from continuing operations	3,020,245	2,228,868	1,521,918
Income tax from continuing operations	(866,387)	(662,724)	(516,842)
Net income Including non-controlling shareholders	2,153,858	1,566,144	1,005,076
Net income attributable to non-controlling shareholders	29,938	20,846	7,658
Net income	2,123,920	1,545,298	997,418
Other comprehensive income	64,125	(19,189)	(78,302)
Total income attributable to controlling shareholders	2,188,045	1,526,109	919,116

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 23, 2018	By:	/s/ Ernesto Gallardo Jimenez
Name: Ernesto Gallardo Jimenez
Title: Chief Financial Officer